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                                        August 4, 1995


Smith Barney, Inc.
288 Greenwich Street
New York, New York 10013

Geotek Communications, Inc.
20 Craig Road
Montvale, New Jersey 07645

Attention:    Yaron Eitan
              President and CEO

Dear Sirs:

              S-C Rig Investments-III, L.P. ("S-C Rig"), hereby agrees to purchase 20,700 units (the "Units"), each Unit consisting of one $1,000 principal amount 15% Senior Secured Discount Note due 2005 (the "Notes") and warrants to purchase 30 shares of Common Stock of Geotek Communications, Inc. (the "Company"), par value $.01 per share (the "Warrants") at a price per unit of $483.44 (plus accrued amortization of original issue discount from date of issuance).

              The Units will be sold to S-C Rig by Smith Barney, Inc. as the initial purchaser of such Units, pursuant to Rule 14A promulgated under the Securities Act of 1933, as amended, and upon the terms and conditions set forth in the Company's Offering Memorandum, dated June 30, 1995, a copy of which we have received.

              S-C Rig acknowledges that the Notes and the Warrants will be delivered at closing of this transaction on or prior to August 9, 1995, or as soon as practicable thereafter, against payment therefor.

              S-C Rig further acknowledges that the transaction described above is in full satisfaction of any rights it possess pursuant to that certain Stock Purchase Agreement, dated as of September 28, 1994, by and between the Company and S-C Rig in connection with the sale by the Company of the Units.

                                        Very truly yours,





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